BOOMERANG CAPITAL LLC

Financial Statements
For the Year Ending December 31, 2021
In accordance with Rule 17A-5(d)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE17a-S(e)3


Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

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SEC FILE NUMBER
65273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bomerang Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Ruckenhage Road
(No. and Street)

Darian	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donough McDonough	203-855-4577	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Summitt LLC
(Name – if individual, state last, first, and middle name)

999 18th Street • Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

	5251
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Donough McDonough</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Boomerang Capital LLC</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Signature: _____

Title: _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Boomerang Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boomerang Capital LLC as of December 31, 2021, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boomerang Capital LLC's management. Our responsibility is to express an opinion on Boomerang Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Boomerang Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Boomerang Capital LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Boomerang Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Boomerang's auditor since 2011.

Summit llc

Summit LLC
Denver, Colorado

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	38,607
Fee income receivables		368,335
Prepaid assets		-
	$	**406,942**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	33,835
Total liabilities		33,835

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)

MEMBERS' EQUITY (Note 3):

Members' interests		698,029
Accumulated deficit		(324,922)
Total members' equity		373,107
	$	**406,942**

The Accompanying notes are integral part of these Financial Statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001 and is also registered as an investment advisor in the state of Connecticut. The Company underwent an ownership change in 2006, 2013 and again in 2017.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Revenue Recognition

The Company has entered into private placement agreements with various funds or fund managers. The Funds or Fund Managers pay the Company a portion of their quarterly management fee and a portion of the annual performance fees for hedge funds and a commission on capital raised for private equity funds. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments and the commission payments are recognized when the company is notified of a private equity fund placement and the commission is received.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2017 through 2021 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years. All assets have been fully depreciated.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2021.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed, third party basis. The agreements with the general partners and managing members of the Funds vary by agreement based on advisory services provided, a percentage of the fees charged to the investors from the Funds or Fund Managers, or a percentage of the capital raise.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $14,492 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.26 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   MEMBERS' EQUITY

The Company underwent a change of ownership in 2017 resulting in DMCD Inc., the holding company held by Donough McDonough, owning 100% of the Company.

Prior to the 2017 ownership change, the Company underwent changes in 2006 when DMCD Inc. and BLEND Inc. were formed by Donough McDonough and Barry Hines, who both owned 50% of the Company through their respective holding companies.

In 2013, Hines left the Company and his ownership was taken over by DMCD Inc. who later transferred 10% ownership to Windbourne Partners LLC, a holding company owned by Charles Gulden.

Effective December 31, 2017, as a result of the death of Charles Gulden, Mr. Gulden's 10% interest in Boomerang Capital LLC (held by Windbourne LLC) was transferred back to DMCD Inc.

NOTE 5 -   COMMITMENTS

The Company does not lease office space from a commercial building on a long-term basis. Current rent expense is paid for a month-to-month agreement and has no commitment.

NOTE 6 -   CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees and performance fees from managers, or a percentage of the capital raised and, in some cases, may provide consulting for these managers.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the fund, but this risk does not apply to instances where the Company received a commission for private equity funds.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. For the year ended as of December 31, 2021, The Company has made a claim in regard to the amount of fee income received in relation to the placement agreement with that individual client. As of December 31, 2021, the Company feels it has a probable claim for the receivables recorded in the balance sheet and income statement.

11

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 7 - *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account, monies or funds. The funds and fund managers to which the Company introduces investors pay the Company either a portion of the management and performance fees received by the fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 8 - *SUBSEQUENT REVIEW*

The Company has performed an evaluation of subsequent events through February 18, 2022, which is the date the financial statements were available to be issued.